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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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10029643

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- -

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2009** (MM/DD/YY) AND ENDING **December 31, 2009** MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Blue Rock Global Partners, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

445 East Lake Street, Suite 230
(No. and Street)

Wayzata	**MN**	**55391**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert W. Fullerton **952-229-8700**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

222 South 9th Street, Suite 1000	**Minneapolis**	**MN**	**55402**
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 16 2010
Washington, DC
121

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Robert W. Fullerton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Blue Rock Global Partners, Inc. as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President + CCO

Title

Notary Public

KRISTA JOY ELLINGSON
Notary Public
State of Minnesota
My Commission Expires
January 31, 2015

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm

1000 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, Minnesota 55402
612-339-7811 ph
612-339-9845 fx
www.mhm-pc.com

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Blue Rock Global Partners, Inc.
445 East Lake Street, Suite 230
Wayzata, MN 55391

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period April 1, 2009 to December 31, 2009, which were agreed to by Blue Rock Global Partners, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority Inc., and SIPC, solely to assist you and the other specified parties in evaluating Agency Trading Group, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Blue Rock Global Partners, Inc.'s management is responsible for the Blue Rock Global Partners, Inc. compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009 with the amounts reported in From SIPC-7T for the period April 1, 2009 through December 31, 2009 along with the Company's reconciliation which excludes revenues for the period January 1, 2009 through March 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Meyer Hoffman McCann P.C.

Minneapolis, Minnesota
February 2, 2010

BLUE ROCK GLOBAL PARTNERS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

		2009
ASSETS		
ASSETS		
Cash	$	44,624
Accounts receivable		11,000
Prepaid expenses		15,836
TOTAL ASSETS	$	71,460
LIABILITIES		
LIABILITIES		
Accounts payable and accrued expenses	$	13,628
TOTAL LIABILITIES		13,628
STOCKHOLDERS' EQUITY		
CAPITAL CONTRIBUTED		
Common stock, par value $.001, authorized 10,000 shares, issued and outstanding 10,000 shares		10
Additional paid-in capital		99,449
TOTAL CAPITAL CONTRIBUTED		99,459
RETAINED EARNINGS (DEFICIT)		(41,627)
TOTAL STOCKHOLDERS' EQUITY		57,832
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	71,460

See Notes to Financial Statements

BLUE ROCK GLOBAL PARTNERS, INC.

SCHEDULE OF SECURITIES PAYMENTS AS INVESTOR PROTECTION CORPORATION

The Period April 1, 2009 to December 31, 2009

Date Paid		Amount Paid	Overpayment Applied	Total
January x, 2010		$ 150	$	$ 150
July 27, 2009		751		751
January 26, 2010		1,953		1,953
	Total	$ 2,854	$ -	$ 2,854

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066993 FINRA DEC
BLUE ROCK GLOBAL PARTNERS INC 14*14
445 LAKE ST E STE 230
WAYZATA MN 55391-1696

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Angela Knutzen (952) 229-8704

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 2,854.00

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (901.00)

7/27/09
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 1,953.00

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,953.00

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,953.00

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

n/a

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Blue Rock Global Partners, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 26th day of January, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,141,689 —
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	—
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	—
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	—
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	—
Total deductions	—
2d. SIPC Net Operating Revenues	$ 1,141,689 —
2e. General Assessment @ .0025	$ 2,854 —
	(to page 1 but not less than $150 minimum)